Exhibit 99.1

Luokung Technology Corp. Announces Issuance of Ordinary Shares

in Connection with Asset Exchange Agreement

Beijing, October 2, 2018 /PRNewswire/ -- Luokung Technology Corp. (“LK” or the “Company”), a global leading graphics data processing technology company, a leading interactive location-based services in China, and a pioneer and leader of the railway Wi-Fi market in China, today announced that, on September 20, 2018, it completed the issuance of 185,412,599 ordinary shares of the Company to the stockholders of C Media Limited as contemplated by that Asset Exchange Agreement, dated January 25, 2018, by and between the Company and C Media Limited.

About Luokung Technology Corp.

Luokung Technology Corp. (“Luokung”) is a global leading graphics data processing technology company, a leading interactive location-based services in China, and a pioneer and leader of the railway Wi-Fi market in China. Luokung’s core mobile application product, the Luokung platform, is a Location-based Service (LBS) social content and service distribution platform. Luokung mainly provides personalized and precise services to long distance travelers in two locations: on the train and at the destination. Based on the travel environment, the core elements of our users’ needs include starving off boredom on trains and discovering and exploring new locations upon arrival. Our main offerings include entertainment services (video and audio, digital reading material, games specific and tailored to the travel stage) and social services (satisfying the demand for value discovery of unfamiliar destinations through social interaction among strangers based on their locations). Luokung obtains travel users by the typical entrance for long-distance travel: offering free Wi-Fi services by systems deployed on the trains. Currently, 290 trains are in operation with the Luokung platform, covering about 200 million passenger trips per year. As the end of 2017, the Luokung platform had approximately 38 million users. More information may be found at http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:
At the Company:
Mr. Jay Yu
Chief Financial Officer
Tel:  +86-10-5327-4727
Email: yujie@luokung.com